

July 31, 2014

Via E-mail
Michael L. Corbat
Chief Executive Officer
Citigroup, Inc.
399 Park Avenue
New York, NY 10022

> **Re:** **Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-09924**

Dear Mr. Corbat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 5

1. As noted in the Board's letter to shareholders, included with the annual meeting proxy statement, Mr. Corbat has set reducing expenses as one of the key elements of your three-year plan. Similarly, you discuss the importance of expense reductions in the first full risk factor on page 67. We also note that on page 6 you indicate that essentially overall expenses have remained relatively unchanged in 2013 over 2012. Please tell us, with a view towards revised disclosure in future filings, if your overall expense reduction strategy has changed since you set the 2013-2015 goals and discuss any challenges you have met in implementing the strategy for Citigroup as a whole, or with regard to your key business segments.

Citigroup Residential Mortgages – Representations and Warranties Repurchase Reserve, page 92

2.   We note your disclosure here and your response to our prior comment regarding the June 28, 2013 agreement you reached with Fannie Mae. Please file the agreement or expand your analysis to discuss why entering into the settlement itself, regardless of the dollar amount of the settlement, is not a material agreement. Your expanded analysis should also include a discussion of what, if any, accruals for litigation and regulatory matters that were settled as a result of this agreement.

3.   We note your disclosure here as well as previous disclosures regarding the September 25, 2013 agreement you reached with Freddie Mac to resolve potential future repurchase claims for breaches of representations and warranties on 3.7 million residential first mortgage loans sold to Fannie Mae that were originated between 2000 and 2012. Please file this agreement or provide us with a thorough analysis as to why you are not required to file this agreement.

Item 9A. Controls and Procedures, page 147

4.   We note your disclosure in Note 29 that you recorded a $235 million after-tax ($360 million pretax) charge resulting from a fraud discovered in Banco Nacional de Mexico (Banamex) related to your accounts receivable financing program. Additionally, per page 218 of your Form 10-Q for the quarter ended March 31, 2014, we note that you incurred an additional $165 million of incremental credit costs related to the Pemex supplier program, which includes some incremental credit costs associated with an additional supplier to Pemex within the Pemex supplier program that was found to have similar issues. Please address the following:

- Tell us how the identification of this fraud impacted your conclusion on the effectiveness of your disclosure controls and procedures and internal control over financial reporting (ICFR) as of December 31, 2013. As part of your response, please explain how you considered whether locations other than Banamex have controls that are similar in design to those that failed at your Banamex location.

- To the extent you identified significant deficiencies in your original assessment of ICFR as of December 31, 2013, tell us the nature of each, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above fraud, if applicable.

- Tell us the extent to which you have considered the findings of the Mexican bank regulator, Comision Nacional Bancaria y de Valores (CNBV) in your analysis of the deficiencies you identified, and explain how you considered whether CNBV's findings are indicative of a material weakness in ICFR at December 31, 2013.

- Tell us the nature of the controls that have been put in place to remediate this issue and prevent similar situations from re-occurring. Tell us when those controls were implemented and tested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephanie Ciboroski, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
Special Counsel

Suzanne Hayes
Assistant Director